UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001

(Title of Class of Securities)

14862Q 10 0

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q 10 0

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,423,517
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,423,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,423,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 14862Q 10 0

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		605,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,423,517
PERSON WITH	9	SOLE DISPOSITIVE POWER

605,000
	10	SHARED DISPOSITIVE POWER

10,423,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,028,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP No. 14862Q 10 0

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

The final paragraph of Item 2(a) is hereby amended and restated to read as follows:

Set forth on Schedule A annexed to this Amendment No. 1 (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 10,423,517 Shares owned directly by Raging Master is approximately $14,834,429, including brokerage commissions. Such Shares were acquired with the working capital of Raging Master.

The aggregate purchase price of the 605,000 Shares beneficially owned directly by Mr. Martin is approximately $411,561, including brokerage commissions. Such Shares were acquired with personal funds.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 9, 2020, Raging Capital sent a letter to the board of directors of the Issuer (the “June letter”) following up on a private letter previously sent to the board in April 2020 (the “April letter”) expressing its serious concerns regarding the lack of cost consciousness and profitability at the Issuer and imploring the board to take decisive action to address these concerns. Although Raging Capital was pleased to see some of the incremental cost cuts announced by the Issuer after the April letter was sent, Raging Capital expressed its surprise and disappointment that none of the board members reached out to it, as specifically requested, to discuss an action plan that could be immediately implemented by the Issuer. Raging Capital also discussed the alarming results of the recent annual meeting of shareholders, including a withhold vote of over 20% of the votes cast on the two independent directors up for election, more than 23 million shares voted against the appointment of Ernst & Young (“E&Y”) as the Issuer’s auditor and management’s failure to obtain the requisite vote to approve the non-binding advisory proposal on executive compensation. Raging Capital encouraged the board to act with a greater sense of urgency to address its concerns or else risk facing a proxy campaign in the fall. Raging Capital referred the board to its April letter outlining the Issuer’s egregious cost structure and ideas on how to streamline and rationalize the business in order to drive immediate profitability, including replacing E&Y.

A copy of the June letter, including the April letter, are attached hereto as Exhibit 99.1 and incorporated herein by reference.

4

CUSIP No. 14862Q 10 0

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 114,484,826 Shares outstanding as of May 5, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020.

As of the close of business on June 8, 2020, each of Raging Capital and William C. Martin may be deemed to beneficially own the 10,423,517 Shares, constituting approximately 9.1% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2. As of the close of business on June 8, 2020, Mr. Martin also directly beneficially owns an additional 605,000 Shares which, together with the Shares held by Raging Master, constitutes approximately 9.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master. Mr. Martin has the power to vote and dispose of the Shares he directly beneficially owns.

(c)       Schedule B annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons and the other executive officer of Raging Capital disclosed in Schedule A. All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letters to the Board of Directors of Castlight Health, Inc., dated June 9, 2020 and April 21, 2020.

5

CUSIP No. 14862Q 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

6

CUSIP No. 14862Q 10 0

SCHEDULE A

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer[1]	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

1As of the close of business on June 8, 2020, Mr. Wasch may be deemed to beneficially own 18,545 Shares, including Shares held by his spouse. The aggregate purchase price of such Shares is approximately $12,980. Such Shares were purchased with personal funds. A list of all transactions in the Shares by Mr. Wasch during the past sixty days are set forth in Schedule B.

CUSIP No. 14862Q 10 0

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

WILLIAM C. MARTIN

Common Stock	50,000	0.6750	04/20/2020
Common Stock	12,500	0.6750	04/20/2020
Common Stock	12,500	0.6750	04/20/2020
Common Stock	25,000	0.6560	04/21/2020
Common Stock	12,500	0.6560	04/21/2020
Common Stock	12,500	0.6560	04/21/2020
Common Stock	25,000	0.6560	04/21/2020
Common Stock	100,000	0.6580	04/22/2020
Common Stock	50,000	0.6880	04/24/2020
Common Stock	50,000	0.7210	04/27/2020
Common Stock	35,000	0.6310	05/05/2020
Common Stock	10,000	0.6310	05/05/2020
Common Stock	10,000	0.6310	05/05/2020
Common Stock	50,000	0.6310	05/05/2020
Common Stock	50,000	0.6310	05/05/2020
Common Stock	7,000	0.6310	05/06/2020
Common Stock	(10,000)	0.6310	05/06/2020
Common Stock	3,000	0.6310	05/06/2020
Common Stock	1,985	0.7750	05/28/2020
Common Stock	100	0.7750	05/28/2020
Common Stock	800	0.7750	05/28/2020
Common Stock	200	0.7750	05/28/2020
Common Stock	20,200	0.7750	05/28/2020
Common Stock	61	0.7750	05/28/2020
Common Stock	16,817	0.7750	05/28/2020
Common Stock	55	0.7750	05/28/2020
Common Stock	2,939	0.7750	05/28/2020
Common Stock	4,643	0.7748	05/28/2020
Common Stock	1,700	0.7737	05/28/2020
Common Stock	500	0.7734	05/28/2020
Common Stock	15,000	0.7550	05/29/2020
Common Stock	17,200	0.7700	06/02/2020
Common Stock	600	0.7700	06/02/2020
Common Stock	1,000	0.7685	06/02/2020
Common Stock	100	0.7679	06/02/2020
Common Stock	600	0.7672	06/02/2020
Common Stock	500	0.7671	06/02/2020
Common Stock	8,277	0.7700	06/03/2020
Common Stock	400	0.7700	06/03/2020
Common Stock	5,124	0.7700	06/03/2020
Common Stock	200	0.7700	06/03/2020
Common Stock	99	0.7700	06/03/2020
Common Stock	200	0.7700	06/03/2020
Common Stock	100	0.7700	06/03/2020
Common Stock	200	0.7700	06/03/2020
Common Stock	100	0.7700	06/03/2020
Common Stock	100	0.7700	06/03/2020
Common Stock	198	0.7700	06/03/2020
Common Stock	2	0.7700	06/03/2020

CUSIP No. 14862Q 10 0

FREDERICK C. WASCH

Common Stock	17,165	0.7000	04/30/2020
Common Stock	117	0.7200	04/30/2020
Common Stock	200	0.7200	04/30/2020
Common Stock	200	0.7200	04/30/2020
Common Stock	300	0.7300	04/30/2020
Common Stock	5,684	0.7300	04/30/2020
Common Stock	1,008	0.7200	04/30/2020
Common Stock	372	0.6300	05/05/2020
Common Stock	5,992	0.7200	05/05/2020
Common Stock	100	0.6300	05/05/2020
Common Stock	100	0.6300	05/05/2020
Common Stock	200	0.6300	05/05/2020